FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Petzl, Leading Manufacturer of Equipment for Sports and Work at Height, Selects Magic xpi Integration Platform for Business Process Automation

PRESS RELEASE

Petzl, Leading Manufacturer of Equipment for Sports and Work at Height, Selects Magic xpi Integration Platform for Business Process Automation

Or Yehuda, Israel, November 5, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that the Petzl Group, specialized in producing equipment for climbing, mountaineering, caving and work at height, has selected the Magic xpi Integration Platform for business process automation for its international operations.

After deploying Salesforce CRM solution and migrating its back-office applications to SAP, Petzl’s ETL solution no longer met the company's requirements. Petzl required an efficient and agile BMP/SOA solution to manage and execute business processes across its new IT architecture and meet its criteria, including:

•

Certified by Salesforce and SAP, backed up by several references,

•

Capable of managing secure synchronous business processes in a hybrid environment (cloud and on-premise systems),

•

An agile open system capable of automating and streamlining business processes across multiple applications, services and databases,

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A solution that met its cost (ROI, TCO) and ease of implementation requirements.

After assessing the solutions of five providers, Petzl chose the Magic xpi Integration Platform. “Magic Software enables us to harmonize exchanges across multiple IT ecosystems. Our business processes go far beyond the confines of the company and the quality of the integration is a crucial factor for improving the performance of the Petzl Group on a day to day basis,” explains Christophe Cayot, Information Systems Director (CIO) at Petzl Group.

"We are delighted to play an important role in Petzl’s digital transformation and global expansion. Magic xpi’s optimized and certified connectors to leading IT systems, including SAP and Salesforce, along with our advanced in-memory computing architecture make Magic an excellent choice for companies that demand secure, reliable and cost-effective application integration to better serve customers, partners and employees, while increasing operational efficiency and reducing errors," said Eric Choppe, the Managing Director of Magic Software France.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Petzl

For over 50 years Petzl has been developing innovative tools and techniques used by those who work and play in the vertical world. Today, the Petzl brand is closely associated with adventure, exploration, rescue, and many notable exploits in the worlds of rock climbing, caving, and alpinism.

In the professional market, Petzl is a world leader in work-at-height, fire and rescue, and tactical equipment and techniques. A family-owned business headquartered in France, Petzl is committed not only to quality and innovation, but also to giving back to the communities that have made us so successful.

For more information, visit www.petzl.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Petzl, Leading Manufacturer of Equipment for Sports and Work at Height, Selects Magic xpi Integration Platform for Business Process Automation

Exhibit 10.1